Exhibit 99.1

7 July 2004

James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	4th Floor, Atrium, Unit 04-07 Strawinskylaan 3077 1077 ZX Amsterdam, The Netherlands

	Telephone: Fax:	31-20-301 2980 31-20-404 2544

Dear Sir,

The Company’s 2004 Annual Report was today mailed to share/CUFS holders, other than holders requesting not to receive a copy.

The Annual Report was previously lodged with and announced by the Australian Stock Exchange on 28 June 2004.

Yours faithfully

/s/ W. (Pim) Vlot
James Hardie Industries NV
By: W. (Pim) Vlot As: Company Secretary